CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

As confidentially submitted to the Securities and Exchange Commission on May 8, 2025.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENDRA Life Sciences Inc.
(Exact name of registrant as specified in its charter)

Delaware	3845	26-0579295
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3600 Green Court, Suite 350,

Ann Arbor, MI 48105-1570

(734) 335-0468

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alexander Tokman

Chief Executive Officer

ENDRA Life Sciences Inc.

3600 Green Court, Suite 350,

Ann Arbor, MI 48105-1570

(734) 335-0468

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark R. Busch, Esq. Coleman Wombwell, Esq. K&L Gates LLP 300 South Tryon St. Suite 1000 Charlotte, NC 28202 Telephone: (704) 331-7400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Section 6(e) of the Securities Act of 1933, as amended, ENDRA Life Sciences, Inc. hereby submits this Draft Registration Statement on Form S-1 on a confidential basis.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject to Completion, dated , 2025

Shares of Common Stock

We are offering               shares of common stock, par value $0.0001 per share (“common stock”).

Our common stock trades on the Nasdaq Capital Market under the symbol “NDRA.” The assumed public offering price for each share of common stock for purposes of this preliminary prospectus is $   (equal to the last sale price of our common stock as reported by The Nasdaq Capital Market on   , 2025). The actual public offering price per each share of common stock in this offering will be determined between us and the Underwriter (defined below) at the time of pricing and may reflect a discount to the current market price for our common stock. Therefore, the recent market price used throughout this preliminary prospectus as a basis for an assumed public offering price per share of common stock may not be indicative of the final offering price.

We have engaged (the “Underwriter”), to act as our exclusive underwriter in connection with this offering. We have agreed to pay to the Underwriter the fees set forth in the table below. We will bear all costs associated with the offering. See “Underwriting” on page 20 of this prospectus for more information regarding these arrangements.

We will have one closing for all the securities purchased in this offering. The public offering price per share of common stock will be fixed for the duration of this offering.

	Per share	Total
Public offering price	$	$
Underwriter fees (1)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)

We have agreed to pay the Underwriter a cash fee equal to percent ( %) of the gross proceeds of this offering. This does not include the reimbursement of certain expenses of the Underwriter we have agreed to pay. See “Plan of Distribution” for additional disclosure regarding the compensation to be received by the Underwriter.

We have granted the Underwriter a [30]-day option to purchase from us up to an additional shares of common stock, at $               per share, less the underwriting discount and commissions. If the Underwriter exercises this option in full, the total underwriting discounts and commissions payable will be $               and the total proceeds to us, before expenses, will be $ .

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 10 of this prospectus and elsewhere in any supplements for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the securities offered hereby is expected to be made on or about     , 2025, subject to satisfaction of certain customary closing conditions.

The date of this prospectus is     , 2025.

Sole Bookrunner

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You should rely only on the information contained in this prospectus. Neither we nor the Underwriter has authorized anyone to provide you with different information and, if provided, such information or representations must not be relied upon as having been authorized by us or the Underwriter. This prospectus shall not constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

You should read this prospectus together with the additional information described below under the heading “Where You Can Find More Information.” We may also provide a prospectus supplement or post-effective amendment to the Registration Statement to add information to, or update or change information contained in, this prospectus. This prospectus does not contain all of the information included in the Registration Statement. For a more complete understanding of the offering of the securities, you should refer to the Registration Statement, including its exhibits.

Unless the context indicates otherwise, in this prospectus, the terms “ENDRA,” “we,” “us,” “our,” and the “Company” refer to ENDRA Life Sciences Inc., a Delaware corporation, and its subsidiaries.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate,” “strategy”, “future”, “likely” or other comparable terms and references to future periods. All statements other than statements of historical facts included in this prospectus regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Examples of forward-looking statements include, among others, statements we make regarding: estimates of the timing of future events and anticipated results of our development efforts, including the timing of submission for and receipt of required regulatory approvals and product launches; statements relating to future financial position and projected costs and revenue; expectations concerning our business strategy; and statements regarding our ability to find and maintain development partners.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	our limited commercial experience, limited cash and history of losses;

•	our ability to obtain adequate financing to fund our business operations in the future;

•	our ability to achieve profitability;

•

delays and changes in regulatory requirements, policy and guidelines, including potential delays in submitting required regulatory applications or other submissions with respect to U.S. Food and Drug Administration (“FDA”) or other regulatory agency approval;

•	our ability to obtain and maintain required CE mark certifications and secure required FDA and other governmental approvals for our Thermo-Acoustic Enhanced Ultrasound (“TAEUS”) applications;

•	our ability to develop any commercially feasible applications based on our TAEUS technology;

•	market acceptance of our technology;

•	the effect of macroeconomic conditions on our business;

•	results of our human studies, which may be negative or inconclusive;

•	our ability to find and maintain development partners;

•	our reliance on third parties, collaborations, strategic alliances and licensing arrangements to complete our business strategy;

•	the amount and nature of competition in our industry;

•	our ability to protect our intellectual property;

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•	potential changes in the healthcare industry or third-party reimbursement practices;

•	our ability to comply with regulation by various federal, state, local and foreign governmental agencies and to maintain necessary regulatory clearances or approvals;

•	our ability to maintain compliance with Nasdaq listing standards;

•	our dependence on our senior management team; and

•	the other risks and uncertainties described in the Risk Factors section of this prospectus.

Any forward-looking statements made by us in this prospectus are based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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PROSPECTUS SUMMARY

This summary contains basic information about us and our business but does not contain all of the information that is important to your investment decision. You should carefully read this summary together with the more detailed information contained elsewhere in this before making an investment decision. Investors should carefully consider the information set forth under the caption “Risk Factors” appearing elsewhere in this prospectus.

Overview

We were incorporated as a Delaware corporation in 2007. Currently, we are developing a next-generation enhanced ultrasound technology platform-Thermo-Acoustic Enhanced Ultrasound, or TAEUS®. Our first TAEUS platform application focuses on measuring fat in the liver.

We have recently revisited and re-evaluated ENDRA’s vision, purpose, and go-to-market strategy with respect to TAEUS. As a result, we are implementing significant changes to ENDRA’s pursuit of future growth.

First, our renewed vision is to become a leading biomarker solution for metabolic diseases and Glucagon-Like Peptide-1 (“GLP-1”) drug management. Our mission is to develop and offer an accurate, simple-to-use, inexpensive, at the point-of-care test - like a blood pressure cuff for the assessment and management of metabolic disease.

Second, we intend to focus on serving these four new markets:

1.

Pharmaceutical Companies and Clinical Research Organizations (“CROs”) - to assist them in the efficient screening and monitoring of subjects for new GLP-1 therapeutics in clinical trials by providing a critical biomarker in the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), obesity, and blood sugar regulation.

2.

High-end Primary Care Networks (Concierge Medicine) - to assist them in screening patients for obesity, diabetes, and liver disease, as well as monitoring response to lifestyle changes and drug therapies.

3.	Bariatric and Metabolic Clinics - for the management of obesity, the detection of metabolic disease, and monitoring response to therapies.

4.

Primary and Internal Medicine at Large - to screen patients for metabolic disease related to obesity, diabetes, and hypertension, and monitor response to lifestyle change and drug therapies. The primary care segment may utilize external laboratories, imaging centers, and pharmacies to perform point-of-care liver fat assessment exams, hence this group is expected to be a part of ENDRA’s go-to-market strategy for the primary care provider segment at large.

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Third, the primary focus of the TAEUS platform is to establish key biomarkers for metabolic diseases management with specific focus on the emerging GLP-1 therapies. We are redefining TAEUS technology to make it more scalable and to improve its adoption in newly targeted large market segments. As a result, we now intend to emphasize the following:

•	Leveraging artificial intelligence and machine learning models to complement our TAEUS technologies and further improve their accuracy;
•	Integrating thermo-acoustic technology with conventional ultrasound technologies to simplify, and reduce, the procedure time while reducing user error; and
•	Reducing the form factor of TAEUS and making it cost effective.

Fourth, we plan to implement a new low barrier-to-entry, multi-year, subscription-based business model with monthly recurring revenue. We will retain our traditional direct product sale model with annual upgrade and maintenance fees for customers who may prefer it, but our primary focus will be on the subscription-based approach.

In either case, sales are expected to be made by a direct sales force using a value proposition rooted in clinical data supported by results from reference sites.

We continue to examine the positioning (need, cost, and technical considerations) of our TAEUS platform in the rapidly evolving market for point-of-care assessment of liver fat disease against other opportunities for our platform, such as monitoring of thermo-ablative surgical procedures.

Our TAEUS Technology Platform for Clinical Applications

TAEUS technology uses a pulsed energy source-specifically, radio frequency (“RF”)-to transmit energy deep into tissue and generate ultrasonic waves based on the tissue composition (or tissue chemistry), differentiating lean and fatty tissues. These waves are then detected with ultrasound sensors at the skin surface and used to create high-contrast images (and other forms of data) using our proprietary algorithms. Unlike conventional ultrasound, which creates images based on the scattering properties of tissue structure, thermoacoustic imaging provides tissue absorption maps that differentiate lean and fatty tissues. Acoustic waves (ultrasound) are only utilized to transmit the absorption signal to the imaging system outside of the body.

To increase the versatility of our thermoacoustic technology, we developed TAEUS technology as a platform for multiple applications. Unlike the near-infrared light pulses used in our earlier photoacoustic systems, our TAEUS technology uses RF pulses to stimulate tissues, using a small fraction of the energy that is typically transmitted into the body during an MRI scan. Using RF energy enables TAEUS technology to penetrate deep into tissue, enabling tissue composition at clinically relevant depths. The RF pulses are absorbed by tissue and converted into ultrasound signals, which are detected by an external ultrasound receiver and a digital acquisition system that is part of the TAEUS system. The detected ultrasound can then be processed into ultrasound overlays or quantitative data that may be translated into clinically useful metrics using our proprietary algorithms and displayed to complement conventional gray-scale ultrasound images.

After required regulatory approvals, our TAEUS technology can be added as a standalone system or as an accessory to existing ultrasound systems, helping to improve clinical decision-making on the front lines of patient care, without requiring substantially new clinical workflows or large capital investments. We also intend to offer a license for our TAEUS technology to original equipment manufacturers (“OEMs”), such as ultrasound and thermoablative capital equipment makers, for incorporation in their new products.

We believe that our TAEUS technology has the potential to add a number of new capabilities to conventional ultrasound and other types of capital equipment, thereby enhancing the utility and extending the use of these technologies to circumstances that either currently require the use of expensive CT or MRI imaging systems, where imaging is not practical using existing technology, or where other assessment tools such as surgical biopsy are required. To demonstrate the capabilities of our TAEUS platform, we have conducted various internal ex-vivo laboratory experiments and limited internal in-vivo large animal studies. In our ex-vivo and in-vivo testing, we have demonstrated that the TAEUS platform has multiple capabilities and potential clinical applications, including enhanced ultrasound for the early detection and staging of certain liver diseases and cancer, the real-time visualization of tissue temperature, and blood vessel and blood flow visualization.

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TAEUS Liver Device

ENDRA’s first clinical product is designed to interface with a conventional ultrasound scanner, utilizing the scanner’s B-mode imaging to guide the selected region for assessment of liver fat content. The following sub-systems will comprise ENDRA’s first generation product.

•

Energy Generation: The RF source consists of a low power waveform generator and a high gain amplifier. Together, these components generate the characteristic pulses of energy required to excite thermoacoustic signals in tissue.

•

Energy Delivery into Tissue: The RF applicator transmits pulses of energy generated by the RF source into tissue. The applicator is positioned at the skin surface in proximity to the target region for measurement and is designed to efficiently couple pulsed RF energy into target tissues.

•

Signal Detection: A “receive only” ultrasound transducer specifically designed and optimized for thermoacoustic imaging. The transducer sub-system detects thermoacoustic signals induced by the RF source within tissue. The transducer assembly is connected to high-speed electronics for signal amplification, digitization, and processing.

•

Computation and Display: The computer provides processing capability to both utilize the conventional ultrasound data for navigation to the measurement site of interest, and the calculations required to convert digitized thermoacoustic signals into estimates of fat content in liver tissue. The entire sub-system will reside in a single enclosure, on wheels, and sit adjacent to the patient exam bed. A small digital touchscreen display is used for both operator input and the display of data.

TAEUS platforms may provide two-dimensional imaging with a transducer composed of multiple receive elements. ENDRA is currently developing an improved version of its first-generation liver device. The RF source and applicator would be similar to those in the first-generation product, but the multi-element transducer would allow for multiple applications including reading tissue composition, response to thermoablative procedures, vascular flow, tissue perfusion, and other potential applications.

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Nasdaq Capital Market Listing

In May 2024, the Company received a notification letter from the Listing Qualifications Department of Nasdaq notifying the Company that the Company no longer met the minimum bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Marketplace Rule 5550(a)(2), requiring a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”).

To regain compliance with the Minimum Bid Price Rule, the Company effected a reverse stock split at a ratio of 1-for-50, effective as of August 20, 2025 (“August Reverse Stock Split”). The August Reverse Stock Split did not have the intended effect of regaining compliance with the Nasdaq Minimum Bid Price Rule. Subsequently, the Company effected a 1-for-35 reverse stock split of the shares of its common stock, effective as of November 7, 2024 (the “November Reverse Stock Split”). As a result of the November Reverse Stock Split, the Company regained compliance with the Nasdaq Minimum Bid Price Requirement

While Nasdaq rules do not impose a specific limit on the number of times a listed company may effect a reverse stock split to maintain or regain compliance with the Minimum Bid Price Requirement, Nasdaq has stated that a series of reverse stock splits may undermine investor confidence in securities listed on Nasdaq. In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for a Minimum Bid Price Requirement compliance period of 180 days for two years following the August Reverse Stock Split. As a result, if the Company fails to satisfy the Minimum Bid Price Requirement, Nasdaq will begin the process of delisting its common stock without providing a Minimum Bid Price Requirement compliance period. However, the Company would still be eligible to request a hearing before the Nasdaq Panel to present its plan for regaining and sustaining compliance with the Minimum Bid Price Requirement.

Risk Factor Summary

Our business is subject to many significant risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and any subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the other documents we file with the SEC, each of which are incorporated by reference into this prospectus. You should read and carefully consider these risks, together with all of the other information in this prospectus, including the financial statements and the related notes included herein, before deciding whether to invest in our securities. If any of the risks discussed in this prospectus actually occur, our business, prospects, financial condition or operating results could be materially and adversely affected. In particular, our risks include, but are not limited to, the following:

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•

We have a history of operating losses and will need to raise significant additional capital to continue our business and operations. If we are unable to raise sufficient capital or secure financing on favorable terms, or at all, to meet our capital and operating needs, we will be forced to delay or reduce our product development program and commercialization efforts, or cease operations, which would have a material adverse effect on our business and could cause you to lose all of your investment.

•

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future for reasons unrelated to our operating performance or prospects, and as a result, investors in our common stock could incur substantial losses.

•

Our stock is subject to minimum requirements to remain listed on the Nasdaq Capital Market, including a minimum bid price requirement and stockholders’ equity requirement, and may be delisted if it does not maintain compliance with those requirements.

•	There is a limited market for our common stock.

•

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the price of our securities and trading volume could decline.

•	We have not paid dividends in the past and have no plans to pay dividends.

•

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our at-the-market offering program or equity incentive plan, could result in dilution of the percentage ownership of our stockholders and could cause the price of our securities to fall.

•	Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

•	As an investor, you may lose all of your investment.

•	Our management will have broad discretion over the use of the net proceeds from this offering, which we may not use effectively or in a manner with which you agree.

Corporate Information

We were incorporated in Delaware in July 2007. Our corporate headquarters is located at 3600 Green Court, Suite 350, Ann Arbor, Michigan 48105-1570. Our website can be accessed at www.endrainc.com. The telephone number of our principal executive office is (734) 335-0468. The information contained on, or that may be obtained from, our website is not, and shall not be deemed to be, a part of this prospectus.

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THE OFFERING

Common stock offered by us	shares of common stock.

Common stock outstanding immediately prior to this offering	737,270[1] shares.

Common stock outstanding immediately after giving effect to this offering	shares.

Option to purchase additional securities

We have granted the underwriter a [30-day] option to purchase from us up to additional shares of our common stock, at a price of $       per share, less the underwriting discount and commissions, to cover overallotments, if any.

Use of proceeds

We estimate the net proceeds from this offering to us will be approximately $      million, assuming a public offering price of $      per share, which is the last reported sale price of our common stock on the Nasdaq Capital Market on      , 2025 and after deducting the estimated Underwriter fees and expected offering expenses payable by us.

We intend to use the net proceeds from this offering for research and product development, to fund clinical trials and for working capital and general corporate purposes.

See the section titled “Use of Proceeds.”

Nasdaq Capital Market symbol	NDRA

Lock-ups

[We, our successors and all of our directors, officers and certain holders of more than 5.0% of our outstanding shares of common stock have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our shares of common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of [90] days after the date of this prospectus, subject to certain exceptions[, including an exception for us to resume sales under our existing at-the-market sales program after the passage of 30 days from the date of this prospectus.] See “Underwriting” for more information.

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

 _________________

1All of the stock numbers in this prospectus take into account both the August Reverse Stock Split and the November Reverse Stock Split.

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The number of shares of our common stock to be outstanding after this offer is based on 737,270 shares of common stock outstanding as of May 2, 2025 and excludes the following:

•	180,707 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $85.38 per share;

•	1 share of common stock issuable upon the conversion of outstanding shares of Series A Convertible Preferred Stock;

•	278 shares of common stock issuable upon the exercise of outstanding stock options issued pursuant to our 2016 Omnibus Incentive Plan (the “Incentive Plan”) at a weighted average exercise price of $30,628.90 per share; and

•	179,771 shares of common stock reserved for future issuance under the Incentive Plan.

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RISK FACTORS

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements,” you should read and consider carefully the following risk factors as well as the risk factors described under the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference in this prospectus, together with the other information contained in or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes. Each of these risk factors, either alone or taken together, could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. There may be additional risks that we do not presently know of or that we currently believe are immaterial, which could also impair our business and financial position. If any of the events described below were to occur, our financial condition, our ability to access capital resources, our results of operations and/or our future growth prospects could be materially and adversely affected, and the market price of our common stock could decline. As a result, you could lose some or all of any investment you may make in our securities.

Risks Related to this Offering and Our Securities

We have a history of operating losses and will need to raise significant additional capital to continue our business and operations. If we are unable to raise sufficient capital in this Offering and additionally in the near term to meet our capital and operating needs, we may be forced to further delay, reduce or eliminate our operating activities, or cease operations entirely, which would have a material adverse effect on our business and cause you to lose all of your investment.

We are experiencing financial and operating challenges. As of December 31, 2024, we had $3.2 million of cash and cash equivalents. As disclosed in our auditor’s report on our financial statements filed with our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, there is substantial doubt about our ability to continue as a going concern and, to remain viable, we will require significant additional liquidity in order to execute our business plan. Any inability to raise adequate funds on commercially reasonable terms and in the near term would have a material adverse effect on our business, results of operation and financial condition, including the possibility that a lack of funds causes our business to fail and liquidate. You must be prepared to lose all of your investment.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future for reasons unrelated to our operating performance or prospects, and as a result, investors in our common stock could incur substantial losses.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. From January 1, 2024 through May 6, 2025, intra-day trading prices of shares of our common stock on the Nasdaq Capital Market fluctuated from a low of $2.97 to a high of $3,412.50 and may continue to fluctuate significantly in the future. The stock market in general and the market for healthcare companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience losses on their investment in our common stock.

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Additionally, securities of certain companies have experienced significant and extreme volatility in stock price due to a sudden increase in demand for stock resulting in aggregate short positions in the stock exceeding the number of shares available for purchase, forcing investors with short exposure to pay a premium to repurchase shares for delivery to share lenders. This is known as a “short squeeze.” These short squeezes have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share declines steadily as interest in those stocks abates. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that they will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

Our stock is subject to minimum requirements to remain listed on the Nasdaq Capital Market, including a minimum bid price requirement and stockholders’ equity requirement, and may be delisted if it does not maintain compliance with those requirements.

Nasdaq Marketplace Rule 5550(a)(2) requires a minimum bid price of $1.00 per share for primary equity securities listed on the Nasdaq Capital Market (the “Minimum Bid Price Requirement”).

To regain compliance with the Minimum Bid Price Rule, the Company effected a reverse stock split at a ratio of one-for-fifty (“August Reverse Stock Split”). The August Reverse Stock Split did not have the intended effect of regaining compliance with the Nasdaq Minimum Bid Price Rule. Subsequently, the Company effected a 1-for-35 reverse stock split of the shares of the Company’s common stock, effective as of November 7, 2024 (the “November Reverse Stock Split”). As a result of the November Reverse Stock Split, the Company regained compliance with the Nasdaq Minimum Bid Price Requirement

While Nasdaq rules do not impose a specific limit on the number of times a listed company may effect a reverse stock split to maintain or regain compliance with the Minimum Bid Price Requirement, Nasdaq has stated that a series of reverse stock splits may undermine investor confidence in securities listed on Nasdaq. In addition, Nasdaq Listing Rule 5810(c)(3)(A)(iv) states that if any listed company that fails to meet the Minimum Bid Price Requirement after effecting one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company is not eligible for a Minimum Bid Price Requirement compliance period of 180 days.

This offering, and the amount of common stock offered pursuant to this offering, may have the effect of lowering the price of our common stock. Should the price of our common stock fall below $1.00 per share as a result of this offering, we would fall out of compliance with the Minimum Bid Price Requirement. As a result, since the Company has effected the 1-for-50 August Reverse Stock Split and the 1-for-35 November Reverse Split, Nasdaq would begin the process of delisting our common stock without providing a Minimum Bid Price Requirement compliance period. However, the Company would still be eligible to request a hearing before the Nasdaq Panel to present its plan for regaining and sustaining compliance with the Minimum Bid Price Requirement.

In addition to the Minimum Bid Price Requirement, Nasdaq Marketplace Rule 5550(b) requires listed companies to maintain $2.5 million of stockholders’ equity, a market value of listed securities of at least $35 million, or $500,000 of net income for the most recently completed fiscal year or for two of the three most recently completed fiscal years (the “Stockholders’ Equity Requirement”). If our stockholders’ equity falls below $2.5 million, we would not be in compliance with the Stockholders’ Equity Requirement and, at such time, would expect to receive a delisting notice from Nasdaq, in which case we will file a Current Report on Form 8-K disclosing such notice.

If our common stock ceases to be listed for trading on the Nasdaq Capital Market, we would expect that our common stock would be traded on one of the three tiered marketplaces of the OTC Markets Group. If Nasdaq were to delist our common stock, it would be more difficult for our stockholders to dispose of our common stock and more difficult to obtain accurate price quotations on our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock or warrants are not listed on a national securities exchange.

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There is a limited market for our common stock.

Although our common stock is traded on the Nasdaq Capital Market, the volume of trading has historically been limited. Our average daily trading volume of our shares from January 1, 2024 to December 31, 2024 was approximately 95,655 shares. Thinly traded stock can be more volatile than stock trading in a more active public market. While we have made efforts to increase trading in our stock, we cannot predict the extent to which an active public market for our common stock will develop or be sustained. Therefore, a holder of our common stock who wishes to sell his or her shares may not be able to do so immediately or at an acceptable price.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the price of our securities and trading volume could decline.

The trading market for our securities is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline.

We have not paid dividends in the past and have no plans to pay dividends.

We plan to reinvest all of our earnings, to the extent we have earnings, in order to further develop our technology and potential products and to cover operating costs. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. We cannot assure you that we will, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our common stock as a dividend.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plan[ and our at-the-market equity offering program], could result in dilution of the percentage ownership of our stockholders and could cause the price of our securities to fall.

We expect that significant capital will be needed in the future to continue our planned operations. To the extent we raise capital by issuing common stock, convertible securities or other equity securities, our stockholders may experience substantial dilution, and new investors could gain rights superior to our existing stockholders. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with these capital-raising efforts at prices (or exercise prices) below the price you paid for your stock.

We are authorized to issue an aggregate of 20,000,000 shares of common stock and 10,000,000 shares of preferred stock. We may issue additional shares of our common stock or other securities that are convertible into or exercisable for our common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital-raising purposes, or for other business purposes. In addition, as of December 31, 2024, warrants and options to purchase 180,707 and 278, shares, respectively, of our common stock were outstanding and outstanding shares of Series A Convertible Preferred Stock were convertible into 1 share of common stock. The future issuance of additional shares of our common stock may create downward pressure on the trading price of the common stock.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

Certain provisions of our Fourth Amended and Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and Amended and Restated Bylaws (our “Bylaws”) and applicable provisions of Delaware law may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. The provisions in our Certificate of Incorporation and Bylaws:

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•	authorize our board of directors to issue preferred stock without stockholder approval and to designate the rights, preferences and privileges of each class; if issued, such preferred stock would increase the number of outstanding shares of our capital stock and could include terms that may deter an acquisition of us;

•	limit who may call stockholder meetings;

•	do not provide for cumulative voting rights;

•	provide that all vacancies in our board of directors may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that stockholders must comply with advance notice procedures with respect to stockholder proposals and the nomination of candidates for director;

•	provide that stockholders may only amend our Certificate of Incorporation upon a supermajority vote of stockholders; and

•	provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal claims.

In addition, section 203 of the Delaware General Corporation Law limits our ability to engage in any business combination with a person who beneficially owns 15% or more of our outstanding voting stock unless certain conditions are satisfied. This restriction lasts for a period of three years following any such person’s share acquisition. These provisions may have the effect of entrenching our management team and may deprive stockholders of the opportunity to sell their shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

As an investor, you may lose all of your investment.

Investing in our securities involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

Our management will have broad discretion over the use of the net proceeds from this offering, which we may not use effectively or in a manner with which you agree.

Our management will have broad discretion as to the use of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

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USE OF PROCEEDS

We estimate that the net proceeds to us from the issuance and the sale of the securities in this offering will be approximately $      , if the Underwriter exercises its over-allotment option in full, in each case after deducting the underwriting discount and estimated offering expenses payable by us, based on the assumed public offering price of $      per share, the last reported sale price of our common stock on the Nasdaq Capital Market on      , 2025.

We intend to use the net proceeds from this offering for research and product development, to fund clinical trials and for working capital and general corporate purposes. We have not yet determined the amount of net proceeds to be used specifically for any particular purpose or the timing of these expenditures. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from the sale of these securities, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Pending our use of the net proceeds from this offering, we intend to maintain the net proceeds as cash deposits or cash management instruments, such as U.S. government securities or money market mutual funds.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024:

•	on an actual basis; and

•	on a pro forma, as adjusted basis, after giving effect to the application of the net proceeds of this offering and after deducting the Underwriter fees and estimated offering expenses payable by us.

The information set forth in the following table should be read in conjunction with and is qualified in its entirety by “Use of Proceeds” above, as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those financial statements incorporated by reference in this prospectus. See “The Offering” in this prospectus for information relating to the expected number of shares of our common stock to be outstanding after this offering. Our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

	As of December 31, 2024
	Actual	Pro Forma, As Adjusted for this Offering*
Cash and cash equivalents	$3,229,480	$

Stockholders’ (Deficit) Equity:
Series A Convertible Preferred Stock, $0.0001 par value; 10,000 shares authorized; 17,488 shares issued and outstanding	-		-
Common stock, $0.0001 par value; 20,000,000 shares authorized; 536,908 shares issued and outstanding	53
Additional paid in capital	105,998,412

Stock payable	-

Accumulated deficit	(103,438,099)

Total Stockholders’ (Deficit) Equity	$2,560,366	$

*Assumes a $      capital raise with net cash proceeds of approximately $      ; number of shares derived by dividing closing stock price on of $      . Each $1.00 increase (decrease) in the assumed public offering price per share would increase (decrease) the amount of cash and cash equivalents, working capital, total assets, and total stockholders’ equity by approximately $ million, assuming the number of securities offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the Underwriter fee and estimated offering expenses payable by us. We may also increase or decrease the number of securities to be issued in this offering. Each increase (decrease) of shares offered by us would increase (decrease) the as adjusted amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $      , assuming the assumed public offering price remains the same, and after deducting the Underwriter fee and estimated offering expenses payable by us.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 536,908 shares of our common stock outstanding as of December 31, 2024, and excludes the shares issuable under our warrants and options outstanding as of December 31, 2024, as follows:

•	180,707 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $85.38 per share;

•	1 share of common stock issuable upon the conversion of outstanding shares of Series A Convertible Preferred Stock;

•	278 shares of common stock issuable upon the exercise of outstanding stock options issued pursuant to the Incentive Plan at a weighted average exercise price of $30,628.90 per share; and

•	179,771 shares of common stock reserved for future issuance under the Incentive Plan.

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DILUTION

As of December 31, 2024, our historical net tangible book value was $2.6 million, or $4.77 per share of our common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on December 31, 2024.

Our as adjusted net tangible book value represents our historical net tangible book value as adjusted to give effect to the sale of shares of our common stock in this offering at an assumed public offering price of $ per share, after deducting the estimated Underwriter fees and estimated offering expenses payable by us. We determine dilution, or accretion, per share to investors participating in this offering by subtracting as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by investors participating in this offering.

Assumed public offering price per share
Historical net tangible book value per share as of December 31, 2024		$4.77	$
Increase in as adjusted net tangible book value per share attributable to new investors	$
As adjusted net tangible book value per share			$
Dilution per share to new investors participating in this offering			$

Each $0.10 increase or decrease in the assumed public offering price of $ per share, which is based on the last reported sales price of our common stock on the Nasdaq Capital Market on , 2025, would increase or decrease, as applicable, our as adjusted net tangible book value as of December 31, 2024 after this offering by $ , or $ per share, and would increase or decrease dilution to investors in this offering by $ per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the Underwriter fees and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of million shares in the number of shares we are offering would increase our as adjusted net tangible book values of December 31, 2024 after this offering by $ million, or $ per share, and would not materially impact dilution to investors in this offering assuming the assumed public offering price per share remains the same, and after deducting the Underwriter fees and estimated offering expenses payable by us. Each decrease of million shares in the number of shares we are offering would decrease our as adjusted net tangible book value as of December 31, 2024 after this offering by $ million, or $ per share and would not materially impact dilution to investors in this offering assuming the assumed public offering price per share remains the same, and after deducting the Underwriter fees and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this offering determined at pricing.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 536,908 shares of our common stock outstanding as of December 31, 2024, and excludes the shares issuable under our warrants and options outstanding as of December 31, 2024, as follows:

•	180,707 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $85.38 per share;

•	1 share of common stock issuable upon the conversion of outstanding shares of Series A Convertible Preferred Stock;

•	278 shares of common stock issuable upon the exercise of outstanding stock options issued pursuant to the Incentive Plan at a weighted average exercise price of $30,628.90 per share; and

•	179,771 shares of common stock reserved for future issuance under the Incentive Plan.

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DESCRIPTION OF OUR SECURITIES

We are a Delaware company and our affairs are governed by our amended and restated certificate of incorporation and bylaws, the Delaware General Corporation Law (the “DGCL”), and the common law of the State of Delaware.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of amended and restated certificate of incorporation and bylaws, copies of which are filed as exhibits to the Registration Statement of which this prospectus forms a part.

We are offering shares of common stock in this offering.

Authorized and Outstanding Capital Stock

We currently have authority to issue 20,000,000 shares of our common stock, par value of $0.0001 per share. As of December 31, 2024, 536,908 shares of our common stock were issued and outstanding, held of record by 24 stockholders. Our authorized but unissued shares of common stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Voting Rights

Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

Dividend and Liquidation Rights

The holders of outstanding shares of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. The shares of our common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or subscription rights to purchase any of our securities. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets, which are legally available for distribution, after payments of all debts and other liabilities. All of the outstanding shares of our common stock are fully paid and non-assessable.

We have never paid any cash dividends on our common stock.

Certain Anti-Takeover Provisions of Delaware Law

The provisions of Delaware law, the Certificate of Incorporation and the Bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to Section 203 of the DGCL an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, unless:

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•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 generally defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Certificate of Incorporation and Bylaw Provisions

The Certificate of Incorporation and the Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of us. Certain of these provisions are summarized in the following paragraphs.

Effects of authorized but unissued common stock. One of the effects of the existence of authorized but unissued common stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

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Cumulative Voting. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

Vacancies. Our Certificate of Incorporation provides that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Special Meeting of Stockholders. A special meeting of stockholders may only be called by the Chairman of the board of directors, the Chief Executive Officer, a majority of the total number of authorized directors whether or not their exist any vacancies in previously authorized directorships, or the President (in the absence of a chief executive officer) at any time and for any purpose or purposes as shall be stated in the notice of the meeting, or by request of the holders of record of at least 20% of the outstanding shares of common stock. This provision could prevent stockholders from calling a special meeting because, unless certain significant stockholders were to join with them, they might not obtain the percentage necessary to request the meeting. Therefore, stockholders holding less than 20% of the issued and outstanding common stock, without the assistance of management, may be unable to propose a vote on any transaction that would delay, defer or prevent a change of control, even if the transaction were in the best interests of our stockholders.

Transfer Agent

The transfer agent for our common stock is VStock Transfer, LLC.

Listing of Securities

Our common stock is listed on the Nasdaq Capital Market under the symbol “NDRA.”

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UNDERWRITING

               is acting as the sole underwriter of this offer (      , or the “Underwriter”). We entered into an underwriting agreement with with respect to the securities subject to this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, the Underwriter has agreed to purchase, and we have agreed to sell to the Underwriter, the number of shares of common stock shown in the table below:

Underwriter	Number of shares

Total

The Underwriting Agreement provides that the obligations of the Underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The Underwriting Agreement provides that the Underwriter will purchase all of the shares of common stock if any of them are purchased.

Shares of our common stock sold by the Underwriter to the public will initially be offered at the public offering price set forth on the cover of this prospectus. In addition, the Underwriter may offer some of the securities to other securities dealers at such price less a concession of $      per share. After the initial offering of the shares of common stock, the public offering price or any other term of the offering may be changed by the Underwriter.

Underwriting discounts and commissions

We are offering shares of our common pursuant to this prospectus. The following table shows the effective public offering price per share of common stock public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

	Effective Price Per Share	Total Without Option	Total With Option
Public offering price	$	$	$
Underwriting discounts and commissions payable by us, before expenses, to us(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1) The underwriting discount is      % of the gross proceeds received from the sale of securities to all purchasers in the offering.

Over-Allotment Option

In addition to the discount set forth in the above table, we have granted the Underwriter a [30-day] option to purchase from us up to an additional shares of common stock, at $      per share, less the underwriting discount and commissions. If the Underwriter exercises this option in full, the total underwriting discounts and commissions payable will be $      and the total proceeds to us, before expenses, will be $      . The Underwriter may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares of our common stock are purchased pursuant to the over-allotment option, the Underwriter will offer these additional shares of our common stock on the same terms as those on which the other shares of common stock are being offered hereby.

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make because of any of those liabilities.

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Other Relationships

The Underwriter is a full-service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which it may receive customary fees and reimbursement of expenses. In the ordinary course of its various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for its own account and for the accounts of its customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Expenses and Reimbursements

We estimate that our portion of the total expenses of this offering will be approximately $      , which includes the fees and expenses for which we have agreed to reimburse the Underwriter, including the fees and disbursements of counsel for the underwriter, in connection with the offering in an amount not to exceed $      .

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of shares of common stock in this offering is complete, SEC rules may limit the ability of the Underwriter to bid for and purchase shares of our common stock. As an exception to these rules, underwriters are permitted to engage in certain transactions which stabilize the price of the shares of common stock, which may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of shares of common stock in excess of the number of shares to be purchased by the Underwriter in the offering, which creates a short position. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares of common stock from us in the offering. An underwriter may close out any covered short position by either exercising its option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the Underwriter will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the share price at which the Underwriter may purchase through its option to purchase additional shares. “Naked” short sales are any sales in excess of such option. The Underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the shares of common stock made by underwriters in the open market prior to the completion of an offering.

The Underwriter may also impose a penalty bid. This occurs when a particular underwriter repays to another underwriter a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the Underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on our shares of common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares of common stock. They may also cause the price of the shares of common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. If an underwriter commences any of these transactions, it may discontinue them at any time without notice.

We expect that delivery of the shares will be made to investors on or about      , 2025 (such settlement being referred to as “T+1”).

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Electronic Distribution

In connection with the offering, the underwriter or any securities dealers may distribute prospectuses by electronic means, such as e-mail.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by K&L Gates LLP, Charlotte, North Carolina. The Underwriter has been represented in connection with this offering by      .

EXPERTS

RBSM LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on RBSM LLP’S report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC.

Our website address is www.endrainc.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus. We have included our website address as an inactive textual reference only.

This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith or the documents incorporated by reference herein. For further information about us and the common stock, we refer you to the registration statement and the exhibits filed thereto and to the documents incorporated by reference herein. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement or to a document incorporated by reference herein are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement or a document incorporated by reference herein. You may inspect a copy of the registration statement at the SEC’s website, as provided above.

INCORPORATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any Compensation Committee report and performance graph or any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

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 CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

•	Our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025 as amended by the Form 10-K/A filed with the SEC on April 7, 2025; and
•

The description of our capital stock contained in our registration statement on Form 8-A (File No. 001-37969) filed with the Commission on December 16, 2016, pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement or after the date of this prospectus and prior to the termination of the offering of all of the securities covered hereby, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

ENDRA Life Sciences Inc.

3600 Green Court, Suite 350

Ann Arbor, Michigan 48105

Telephone: (734) 335-0468

Exhibits to the filings will not be sent unless those exhibits have been specifically incorporated by reference in this prospectus.

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 CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

ENDRA Life Sciences Inc.

Shares of Common Stock

_______________________

PROSPECTUS

_______________________

Sole Bookrunner

___________, 2025

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 CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses in connection with the sale of the securities being registered hereby, are as follows:

SEC registration fee	$	*
FINRA filing fee	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing	$	*
Expense reimbursement to Underwriter	$	*
Miscellaneous	$	*
Total	$	*

* To be completed by amendment

Item 14. Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the Fourth Amended and Restated Certificate of Incorporation of ENDRA Life Sciences Inc., a Delaware corporation.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

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 CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company’s Certificate of Incorporation provides for this limitation of liability. Article NINTH of our Fourth Amended and Restated Certificate of Incorporation states that our directors shall not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability.

Article EIGHTH of our Fourth Amended and Restated Certificate of Incorporation provides that we shall indemnify (and advance expenses to) our officers and directors to the full extent permitted by the DGCL.

All of the Company’s directors and officers are covered by insurance policies maintained by the Company against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. Such insurance also insures us against losses which we may incur in indemnifying our officers and directors.

As permitted by the DGCL, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify them against various actions including, but not limited to, third-party actions where such director or executive officer, by reason of his or her corporate status, is a party or is threatened to be made a party to an action, or by reason of anything done or not done by such director in any such capacity. We indemnify directors and executive officers against all costs, judgments, penalties, fines, liabilities, amounts paid in settlement by or on behalf of such directors or executive officers and for any expenses actually and reasonably incurred by such directors or executive officers in connection with such action, if such directors or executive officers acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. We also intend to advance to our directors and executive officers expenses (including attorney’s fees) incurred by or on behalf of such directors and executive officers in advance of the final disposition of any action after our receipt of a statement or statements from directors or executive officers requesting such payment or payments from time to time, provided that such statement or statements are preceded or accompanied by a written undertaking, by or on behalf of such directors or executive officers, to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified against such expenses by us.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification or advancement of expenses, including, among others, provisions about submitting a written request to us that includes such documentation and information as is reasonably available to the director or executive officer and is reasonably necessary to determine entitlement to indemnification and provisions.

Item 15. Recent Sales of Unregistered Securities.

None.

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 CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

Item 16. Exhibits

Exhibit		Incorporated by Reference
Number	Exhibit Description	Filed Herewith	Form	Exhibit	Filing Date
1.1	Form of Underwriting Agreement^
3.1	Fourth Amended and Restated Certificate of Incorporation of the Company, as amended [Restated for SEC filing purposes only]		10-K	3.1	3/31/25
3.2	Amended and Restated Bylaws of the Company		S-1	3.4	12/06/16
4.1	Specimen Certificate representing shares of common stock of the Company		S-1	4.1	11/21/16
4.2	Certificate of Designations of Series A Convertible Preferred Stock		8-K	4.1	12/11/19
4.3	Form of Warrant issued in December 2019 Series A Convertible Preferred Stock Offering		8-K	4.2	12/11/19
4.4	Certificate of Designations of Series B Convertible Preferred Stock		8-K	4.1	12/26/19
4.5	Form of Warrant issued in December 2019 Series B Convertible Preferred Stock Offering		8-K	4.2	12/26/19
4.6	Certificate of Designations of Series C Preferred Stock		8-K	3.1	09/27/22
4.7	Form of Warrant issued in April 2023 Underwritten Public Offering		S-1	4.2	03/30/23
4.8	Form of Underwriter’s Warrant issued in April 2023 Underwritten Public Offering		S-1/A	4.3	04/18/23
4.9	Form of Warrant Agency Agreement		S-1	4.4	03/30/23
4.10	Form of Placement Agent Warrant		S-1	4.5	05/10/24
4.11	Form of Series A Warrant		S-1	4.2	05/31/24
4.12	Form of Series B Warrant		S-1	4.3	05/31/24
4.13	Form of Pre-Funded Warrant		S-1	4.4	05/10/24
4.14	Amendment to Series A Warrant		10-Q	3.8	08/14/24
4.15	Amendment to Series B Warrant		10-Q	3.9	08/14/24
4.16	Description of Securities		10-K	4.12	03/30/22
5.1	Opinion of K&L Gates LLP^
10.1	ENDRA Life Sciences Inc. 2016 Omnibus Incentive Plan *		S-1	10.4	12/06/16
10.2	First Amendment to ENDRA Life Sciences Inc. 2016 Omnibus Incentive Plan*		DEF 14A	Appx. A	05/10/18
10.3	Form of Stock Option Award under 2016 Omnibus Incentive Plan*		S-1	10.5	12/06/16
10.4	Form of Restricted Stock Unit Award under 2016 Omnibus Incentive Plan*		S-1	10.6	12/06/16
10.5	Non-Employee Director Compensation Policy, effective January 30, 2023*		10-K	10.6	03/16/23
10.6	Form of Indemnification Agreement by and between the Company and each of its directors and executive officers*		S-1	10.8	11/21/16
10.7	Amended and Restated Employment Agreement, dated May 12, 2017, by and between the Company and Francois Michelon*		8-K	10.1	05/12/17
10.8	First Amendment to Employment Agreement, dated December 27, 2019, by and between the Company and Francois Michelon*		8-K	10.1	12/27/19
10.9	Separation Agreement and Release, dated as of August 12, 2024, by and between the Company and Francois Michelon*		10-K	10.9	03/31/25
10.10	Amended and Restated Employment Agreement, dated May 12, 2017, by and between the Company and Michael Thornton*		8-K	10.2	05/12/17
10.11	First Amendment to Employment Agreement, dated December 27, 2019, by and between the Company and Michael Thornton*		8-K	10.2	12/27/19
10.12	Services Agreement, dated March 25, 2024, between the Company and Impact Solve, LLC*		10-K	10.12	03/31/25
10.13	Employment Agreement, dated August 13, 2024, by and between the Company and Alexander Tokman*		10-Q	10.1	11/19/24
10.14	Gross Lease, dated January 1, 2015, between the Company and Green Court LLC		S-1	10.18	11/21/16
10.15	Amendment to Gross Lease, dated October 10, 2017, by and between the Company and Green Court LLC		10-Q	10.2	05/15/18
10.16	Second Amendment to Lease, dated March 15, 2021, by and between the Company and Green Court LLC		10-K	10.18	03/25/21
10.17	Third Amendment to Lease, dated December 1, 2024, by and between the Company and Green Court LLC		10-K	10.17	03/31/25
10.18	Consulting Agreement, dated October 17, 2023, by and between the Company and Alexander Tokman		10-K	10.21	03/28/24
10.19	Offer Letter, dated June 9, 2021, by and between the Company and Irina Pestrikova		10-K	10.22	03/28/24
21.1	Subsidiaries of the Company		10-K	21.1	03/30/22
23.1	Consent of RBSM LLP, Independent Registered Public Accounting Firm^
23.2	Consent of K&L Gates LLP (included in Exhibit 5.1)^
24.1	Power of Attorney (included on signature page)^
107	Filing Fee Table^

* Indicates management compensatory plan, contract or arrangement

^ To be filed by amendment.

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 CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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 CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan, on the day of      , 2025.

ENDRA Life Sciences Inc.

By:
Name:	Alexander Tokman
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Alexander Tokman as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her, and in his or her name in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signatures	Title	Date

	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	, 2025
Alexander Tokman

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2025
Richard Jacroux

	Director	, 2025
Louis J. Basenese

	Director	, 2025
Anthony DiGiandomenico

	Director	, 2025
Michael Harsh

30